12013527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:.

Credit Agricole Cheuvreux North America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of Americas

(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Franzen **212-468-7227**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Melissa Franzen, affirm that to the best of my knowledge and belief the accompanying statement of financial condition pertaining to Credit Agricole Cheuvreux North America, Inc. as of December 31, 2011, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

GEORGE H. HOWARD, III
Notary Public, State of New York
No. 31-4801348

Certificate filed in Nassau County
Commission Expires April 30, 19 2015

Notary Public

Signature

Chief Financial Officer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Crédit Agricole Cheuvreux North America, Inc.
December 31, 2011
With Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

Year Ended December 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Crédit Agricole Cheuvreux North America, Inc.

We have audited the accompanying statement of financial condition of Crédit Agricole Cheuvreux North America, Inc. (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crédit Agricole Cheuvreux North America, Inc. at December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 17,910,926
Cash segregated for the exclusive benefit of customers	1,664,000
Receivables from customers	559,881
Receivables from Parent and affiliates	2,142,400
Deposits with clearing organizations	502,605
Deferred tax asset	2,122,649
Fixed assets, at cost (net of accumulated depreciation of $322,943)	495,126
Other assets	801,716
Total assets	$ 26,199,303
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 3,845,885
Payables to customers	841,375
Payables to Parent and affiliates	760,022
Payables to brokers, dealers, and others	559,881
Income taxes payable	405,519
Accounts payable, accrued expenses, and other liabilities	1,671,623
	8,084,305
Liabilities subordinated to claims of general creditors	10,000,000
Stockholder's equity:	
Common stock (1,000 shares authorized; 2 shares issued and outstanding; no par value)	8,194,985
Accumulated deficit	(79,987)
Total stockholder's equity	8,114,998
Total liabilities and stockholder's equity	$ 26,199,303

See accompanying notes.

1. Organization

Crédit Agricole Cheuvreux North America, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Securities Investor Protection Corporation, and other principal United States Stock Exchanges. The Company is a direct wholly owned subsidiary of Crédit Agricole Cheuvreux S.A. (the "Parent"), which itself is a wholly owned subsidiary of Credit Agricole Corporate and Investment Bank ("CA-CIB"). CA-CIB is a wholly owned subsidiary of Crédit Agricole S.A.

The Company's principal operations are to retail international and domestic listed securities in an agency capacity to its institutional-only client base in more than one-hundred financial markets through its direct trading capabilities and network of strategically positioned foreign offices. The Company is also a third-party distributor of independently prepared foreign research authored by its international affiliates.

2. Significant Accounting Policies

Basis of Preparation

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than ninety days.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the estimated useful life of three to seven years.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Income Taxes

Income taxes are accounted for under the asset and liability method as required under Accounting Standards Codification ("ASC") No. 740, *Income Taxes* ("ASC No. 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

3. Payables to Brokers, Dealers and Others

At December 31, 2011, payables to brokers and dealers and others is comprised of securities failed to receive of $559,881.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. All fail to receive securities transactions settled subsequent to December 31, 2011 without any adverse financial effect.

4. Receivables From and Payables to Customers

Receivables from and payables to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

5. Deposits With Clearing Organizations

The Company is required to maintain deposits at its clearing broker. At December 31, 2011, deposits at the clearing broker consist of cash in the amount of $502,605, including accrued interest.

6. Income Taxes

As of December 31, 2011, the Company recorded an additional $146,577 for potential interest exposure related to an excess deduction for bonus expense taken in a prior taxable year. The exposure was recorded in 2010 based on an Internal Revenue Service ("IRS") Legal Memorandum issued December 4, 2009. The Company is currently under examination by the IRS. The Company expects the IRS to disallow the excess deduction for bonus expense taken. In this regard, the Company currently has a reserve of $4,416,215 in its income taxes payable balance on the statement of financial condition which is reported net of the current tax receivable claimed by the Company of $4,010,696. The Company at this time has no other uncertain tax positions necessitating the establishment of a reserve.

As of December 31, 2011, the Company has a deferred tax asset of $2,122,649. The deferred tax asset consists of deferred compensation, depreciation, and State and Local net operating loss carryforwards. The 2011 increase to the deferred tax asset balance is $216,801. Such change was the result of an establishment of a State and Local deferred tax asset partially offset by decreases in deferred compensation and depreciation deferred tax assets. The Company did not record a valuation allowance for the total deferred tax asset, at December 31, 2011 as none was required.

7. Related-Party Transactions

As of December 31, 2011, related-party balances included in the statement of financial condition consist of the following:

Assets:	
Receivables from Parent and affiliates	$ 2,142,400
Total	$ 2,142,400
Liabilities:	
Payables to Parent and affiliates	$ 760,022
Payables to brokers and dealers and others	559,881
Subordinated loans	10,000,000
Total	$ 11,319,903

The Company has two cash subordination agreements, approved by the Financial Industry Regulatory Authority, totaling $10 million (principal balance of $5 million for each loan) from the Parent at an interest rate based on the London Interbank Offered Rate ("LIBOR") plus 0.25% per annum. The notes will mature on December 31, 2013. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations. As these matters continue to proceed to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

8. Commitments and Contingencies (continued)

The Company applies the provisions of the ASC No. 460, *Guarantees* ("ASC No. 460") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the U.S. clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2011, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $29 million. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. These transactions have subsequently settled with no losses to the Company.

9. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan sponsored by CA-CIB – New York Branch that provides retirement benefits to eligible employees.

Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. During 2004, this plan was frozen and consequently, no additional benefits were provided.

The Company also participates in two defined contribution plans. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 14%, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). The Company makes annual matching contributions. Matching contributions are based on the sum of (a) 100% of the first aggregate contributions made not exceeding 3% of the annual eligible base pay and (b) 50% of the remaining aggregate contributions made not to exceed 6%. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their and the plan sponsor's contributions, and earnings thereon, in the plan.

The money purchase pension plan provides benefits to eligible employees equal to 5% of his/her eligible compensation, subject to certain limitations prescribed by the Code. A participant's interest in all contributions and earnings are 20% vested after two years of service, then 20% more for each year thereafter.

10. Concentration of Credit Risk

In the normal course of business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for U.S. and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the customers and the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the statement of financial condition.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule "15c3-1") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1 which requires the Company to maintain minimum net capital, as defined, of $250,000. Repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

During the year, the Company paid a dividend of $3,480,149 to its Parent.

At December 31, 2011, the Company had net capital of $12,272,600 which was $12,022,600 in excess of the required net capital.

The Company is required to comply with, Computation for Determination of Reserve Requirements for Brokers-Dealers, (Rule "15c3-3") of the Securities and Exchange Commission for all foreign transactions cleared on a delivery versus payment or receipt versus payment basis. The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another U.S. broker dealer on a fully disclosed basis.

12. Subsequent Events

The Company evaluated whether events or transactions have occurred after December 31, 2011 through the date the financial statements were available to be issued. There have been no material subsequent events that would require recognition or disclosure in this statement of financial condition.

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Crédit Agricole Cheuvreux North America, Inc:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Crédit Agricole Cheuvreux North America, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Crédit Agricole Cheuvreux North America, Inc's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records. Ernst & Young obtained a copy of the checks for payments made to SIPC as evidence of payment of the 2011 general assessment reconciliation.

   No exceptions noted.

2. Compared the amounts reported on the final submitted FOCUS Reports and the amounts reported within the general ledger, to the amounts reported in Form SIPC-7 for the year ended December 31, 2011.

   No exceptions noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers derived from the FOCUS reports and general ledger provided to us by representatives of the Company for the year ended December 31, 2011.

   No exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

024050 FINRA DEC
CREDIT AGRICOLE CHEUVREUX NORTH AMERICA INC 8*8
ATTN: MELISSA FRANZEN CFO
1301 AVENUE OF THE AMERICAS 15TH FL
NEW YORK NY 10019-6022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 57,403

B. Less payment made with SIPC-6 filed (exclude interest) (43,345)

1/6/2012
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 14,058

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,058

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,058

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Crédit Agricole Cheuvreux North America
(Name of Corporation, Partnership or other organization)

Melissa Franzen
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 24th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 49,727,134

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. 116,125

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. 49,165

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 165,290

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 26,873,124

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 16,526

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 41,579

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 41,579

Total deductions 26,931,229

2d. SIPC Net Operating Revenues $ 22,961,195

2e. General Assessment @ .0025 $ 57,403

(to page 1, line 2.A.)

CHEUVREUX
CRÉDIT AGRICOLE GROUP

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

February 28, 2012

To Whom it May Concern:

Please find enclosed the 2011 Audited Financial Statement(s) for Credit Agricole Cheuvreux North America, Inc.

Should you have any questions, please feel free to contact me @ 212-468-7227.

Sincerely,

Melissa FRANZEN
Chief Financial Officer

Credit Agricole Cheuvreux North America, Inc.
1301 Avenue of the Americas, 15th Floor, New York, NY 10019
Tel: 212-492-8800; Fax: 212-492-8801
www.cheuvreux.com

Ernst & Young LLP

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